VIA EDGAR

May 19, 2023

Lauren Hamilton
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	AIP Multi-Strategy Fund P (the “Fund”) (File Number 811-22193)

Dear Ms. Hamilton:

Thank you for your follow-up comments received telephonically by our counsel at Dechert LLP regarding the Fund’s annual report on Form N-CSR for the reporting periods ended December 31, 2021 and June 30, 2022, as filed with the Securities and Exchange Commission (the “Commission”) with respect to the Fund. Below, we summarize the comment from the Commission’s staff and provide any response to such comment, as requested. Capitalized terms not otherwise defined have the same meanings assigned to such terms in the Fund’s annual and semi-annual reports.

1.	Comment: The expense reimbursements receivable from the Investment Adviser for the periods ended December 31, 2021 and June 30, 2022 appear to still be outstanding at $254,668 and $16,538, respectively. Please supplementally confirm whether the expense reimbursements receivable has been settled.

Response: We hereby confirm that the receivables were settled as of December 2022 as planned. We note that the semi-annual report for the period ended June 30, 2022 states that “Subsequent to June 30, 2022, the $254,668 Due from Investment Adviser was paid.”

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Jonathan Gaines at (212) 641-5600. Thank you.

Best regards,

/s/ Allan Fajardo
Allan Fajardo